August 14, 2024

Matthew Ehrlichman
Chief Executive Officer
Porch Group, Inc.
411 1st Avenue S., Suite 501
Seattle, Washington 98104

       Re: Porch Group, Inc.
           Registration Statement on Form S-3
           Filed August 9, 2024
           File No. 333-281442
Dear Matthew Ehrlichman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Andrew Moore